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NEWS RELEASE

SILVERMEX RESOURCES CORPORATE UPDATE AND 2011 BUDGET

Vancouver, BC, Canada – February 8, 2011. Silvermex Resources Inc. (“Silvermex”) (TSX: SLX) Silvermex experienced remarkable growth in 2010. The last 12 months has seen Silvermex advance from a junior explorer to a silver and gold producer with tremendous growth potential of both resources and production levels. The Company’s market capitalization has grown over 800% from CA$24.5 million in January 2010, to the current market capitalization of $195 million.

Silvermex starts 2011 in a very strong financial position with current working capital of over $26 million. This capital will fund the advancement of the Company’s wholly-owned, producing La Guitarra silver-gold mine and the Company’s other projects in 2011 and beyond.

Silvermex's growth strategy has been to identify quality mineral properties that have significant potential to develop into sources of long term cash flow. The Company has successfully executed on this strategy with the recent business combination with Genco Resources Inc. Additionally, the Company’s advanced project portfolio offers excellent opportunity for organic growth. In 2011, management will continue to leverage its exploration, development and operating expertise to assess additional opportunities that could deliver value to Silvermex shareholders.

One of the fundamental strengths of Silvermex is its management and leadership. The Company has attracted a team with an exceptional pedigree of successful mining experience with a focus on building shareholder value. Silvermex has the management team necessary to drive aggressive growth both organically and through potential M&A opportunities.

The primary objective of Silvermex for 2011 is to delineate and develop additional reserves and resources at the La Guitarra Mine in an effort to operate at optimal levels by Q4 of this year. On January 25, 2011, Silvermex’s Board of Directors approved 2011 budgets totaling $13.4 million to upgrade the equipment and infrastructure at the La Guitarra operations and for comprehensive exploration programs.

“We expect 2011 will be another successful year for Silvermex and its’ shareholders, as we rebuild and strengthen our operations and set the stage for sustainable future growth”, stated Duane Nelson, CEO of Silvermex.

La Guitarra Silver Mine

The La Guitarra Mine is located within the mineral rich Temascaltepec Mining District 134 km southwest of Mexico City. The District sits within the prolific silver belt of the Sierra Madre

Mountains, which hosts some of the largest silver mining districts in the world. The district has been producing silver and gold since 1555, when records indicate that the first Spanish miners arrived. Historical records show that from 1779-1783 up to 10% of the total mine output of Mexico came from the silver mines of Temascaltepec. Mining throughout the District continued until 1810 when all mining in Mexico ceased during the Mexican War of Independence. Silvermex controls the mineral rights to the entire Temascaltepec Mining District and covers 39,000 ha (397 sq km).

The main vein trend, in addition to numerous vein occurrences, is distributed over a section more than 15-km long by 4 km wide but there are indications that it could potentially extend to over 30 km. Although there has been exceptional resource growth on the property, to date only about 5% of the known prospective mineralized host stratigraphy at La Guitarra has been drill tested. The silver-gold mineralization is hosted in veins which vary in width from less than one m to over 25 m. There are in excess of 100 veins identified on the property with four main vein trends: La Guitarra, Mina de Agua, Nazareno/El Colosso, and El Rincon. The district hosts well known, mineralized polymetalic, low-sulphidation epithermal vein systems.

Current Operations

The La Guitarra Mine is a trackless underground mining operation, consisting of six main haulage levels developed within the La Guitarra section of the mine. With the discovery of San Rafael, a new ramp was driven from the lowest portal level of La Guitarra to San Rafael. Stope access is via ramps from the four main haulage levels, spaced approximately 70 meters apart and the primary mining method has been cut and fill. Milling operations combine two-stage crushing followed by grinding in multiple ball mills in parallel followed by three-stage floatation to produce a silver concentrate. Average life of mine recoveries in concentrate are 85% for silver and 83% for gold.

Reserves and Resources

The existing La Guitarra NI 43-101 resource estimates and resulting reports were prepared by previous management and external third party sources. Between 2006 and 2009, over 86,000 m of exploration and infill drilling were completed at La Guitarra and over 10,000 channel samples were collected. Silvermex has an extensive review process underway to compile and analyze all past exploration results and available data into a comprehensive new resource model. This will assist the company to gain a better understanding of the existing reserves and resources.

Surface Drilling, Underground Drilling and Exploration

While the La Guitarra mine is an excellent operation with significant potential to continue producing for many years, management is excited with the district’s potential for additional discovery. Numerous targets have already been identified and some have been advanced significantly. Areas such as Mina de Agua, Colosso and Nuevo Discubrimiento have already been drilled from surface and/or sampled underground with very positive results. Others, like Rincon and Maravillas have seen historic production with very high grades reported but have had little or no exploration done using modern techniques.

New resource modeling, combined with a comprehensive program of surface mapping and sampling will assist in prioritizing our drill targets for 2011. Approximately 7,500 m of surface drilling and 7,500 m of underground drilling is planned for this year. Underground drilling is scheduled to begin in March. Surface drilling will commence in May. Management is confident that this exploration program will lead to the development of additional near-term ore supplies and delineate potential new ore bodies and resources.

Mine Development

La Guitarra has seen little capital invested in underground development in recent years and this has led to a decrease in production. Silvermex is planning an aggressive program for 2011 to define and develop sufficient underground resources in order to increase and optimize the mine output.

The San Rafael underground workings, directly adjacent to the La Guitarra zone, have recently been de-watered. Following the rehabilitation and development of this zone, management is confident that this area will provide the near-term primary ore feed necessary to increase production.

Approximately 3,900 m of new ramps, drifts and crosscuts totaling $2.4 million in expenditures are planned for 2011. This includes 600 m of crosscuts for diamond drill platforms. Mining is scheduled to be conducted on multiple levels allowing for a consistent number of workplaces at any one time to meet production targets.

Mining Equipment Improvements and Acquisitions

The existing mining fleet is being upgraded to support mining at higher production rates. Scoop trams (Load Haul Dump Units), trucks, drills and safety equipment are currently being upgraded and purchased as necessary. In addition, upgrades to the compressed air systems, pumping systems, ventilation systems, electrical wiring and substations and underground facilities are being implemented. The company will spend approximately $2.7 million on mining equipment upgrades and purchases in 2011.

Assay Laboratory

The vast majority of the assaying from the mine will continue to be done at the existing Fire Assay Laboratory which will be upgraded and complemented by the addition of an Atomic Absorption Spectrometer. This will improve the overall quality and reliability of the assay results. A QA/QC program that meets or exceeds industry standards and practices is also being implemented.

Tailings Pond Expansion

In order to provide for long term capacity, Silvermex is designing a new tailings pond which will be located adjacent to the existing pond. The company has budgeted $1.7 million for tailings facilities improvements in 2011.

Health & Safety Initiatives

Silvermex’s employees are the single most important assets of the Company and are critical to the Company’s success. Silvermex is committed to protecting and promoting the health and safety of our employees, and protecting the health and safety of others working at or visiting our projects. The company will spend $285,000 in 2011 on safety initiatives. These initiatives include: worker training, the purchase and installation of additional emergency and rescue equipment, development of additional underground refuge stations and upgrading of the current medical facilities.

Environmental Initiatives

Silvermex’s goal is to protect the welfare of the people and the natural environment affected by our business activities. We take a long-term view of our responsibility, reflected in the policies that guide our business decisions, and have a corporate culture which fosters safe and ethical behavior across all levels of the Company. Silvermex is committed to meeting and continually improving environmental standards at La Guitarra.

Silvermex recently initiated a water treatment facility upgrade at La Guitarra to ensure improved mine discharge water quality control. As development continues at La Guitarra, the Company will be initiating a number of environmental initiatives and stringent control procedures. These include: the regular monitoring and analysis of discharge water, water treatment, surface remediation, waste management and recycling programs. The Company will commence these initiatives immediately in order to improve the area for the safety and health of our workers and local communities.

Community Initiatives and Corporate Responsibility

Silvermex President, Michael Callahan, states, “Responsible mining and community collaboration are a key factor in our business strategy and overall corporate success. Silvermex is committed to upholding high environmental and social standards to deliver sustainable and responsible financial growth for shareholders, employees and local communities. Positive community and government relations are critical to our ability to continue to operate and grow in Mexico, and to our overall corporate success. We will spend considerable time and effort this year bringing the Silvermex culture to our acquired operations and elevating the standards and image of these operations companywide”.

The Company continues to have positive and proactive relations with the surrounding communities. As part of the Company's ongoing mandate as a responsible corporate citizen at La Guitarra, community relations personnel initiate and maintain regular interaction with the surrounding local communities. The Company will look for ways to facilitate community economic development through the various stages of project implementation.

Mexico’s VAT Tax Dispute Update

On September 7th, 2010 Genco reported that the Mexican Tax Authority (SAT) had reassessed La Guitarra's 2003 tax filings and was claiming approximately CDN$3.2 million in taxes. Most of these claims pre-date Genco's purchase of La Guitarra from Luismin, S.A. de C.V. (a subsidiary of Goldcorp) in August 2003. The Company is in the process of posting a bond with the SAT of approximately $3,650,000 as required by Mexican law. It is likely that this bond will remain in place until La Guitarra receives a ruling from the Mexican tax courts. Management and legal counsel are confident of a successful outcome of these legal proceedings.

San Marcial/Rosario Project

The primary objective of this year's exploration program at San Marcial and Rosario will be to ~~to~~ demonstrate the predictability of the geologic models. The drill campaign at San Marcial has,

thus far, primarily focused on in-fill drilling with some deeper holes designed to increase confidence in the resource model. The company has budgeted $1.6 million for further exploration of San Marcial and Rosario in 2011.

Looking Forward

During 2011, Silvermex will undertake substantial work programs to increase operational and organizational efficiencies, focusing on areas where the highest degree of return on capital investment can be realized. Silvermex is further committed to production increases at La Guitarra in order to fully utilize the existing mill capacity. The Company will focus on the definition of existing mineral resources and the subsequent conversion of these resources to reserves. Significant mineral resource expansion programs are also planned for La Guitarra and San Marcial/Rosario projects.

In the months ahead, the Company will report on the results of the outlined programs and initiatives. The Board of Directors and Management are confident that these results will increase shareholder value and build ongoing confidence in Silvermex as a responsible, successful, growth-oriented silver mining company.

On Behalf of the Board of Directors of
Silvermex Resources Inc.

“Duane Nelson”

Duane Nelson
CEO & Director

For Further information, contact:
Duane Nelson
Director, Chief Executive Officer
Vancouver, BC, Canada
Tel: 604-682-4004

duane@silvermexresources.com
www.silvermexresources.com

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

This News Release contains forward-looking statements. Forward looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as "may", "should", "expects", "plans", "anticipates", believes", "estimates", "predicts", "potential", or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking-statements. Management has assumed that these will be our major projects going forward. Risks include that we are unable to satisfy environmental or other regulators, that we determine that our resources are not commercially viable, or that we have difficulties due to unavailability of labour or equipment.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggests herein. Except as required by applicable law the Company does not intend to update any forward-looking statements to conform these statements to actual results.